Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

[redacted]

08002821

22nd May 2008

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

Innovation for patient care

Press release

Appointment of Gérard Picot as Vice President, Global Regulatory Affairs

Paris (France), 22 May 2008 – Ipsen (Euronext: FR0010259150; IPN) today announced the appointment, of Gérard Picot as Vice-President, Global Regulatory Affairs. He reports to Stéphane Thiroloix, Executive Vice President, Corporate Development. This appointment is within the context of the retirement of Mr William Jones.

His main mission will be to enhance the regulatory position of Ipsen, its products and those of its partners worldwide, thanks to the strong network of teams based in Paris (France), Slough (United Kingdom), and Boston (United States). Gérard Picot brings along a history of solid delivery in the regulatory arena, a rich track-record of staff development, a strong strategic thinking ability and a proven drive to partner through change.

Gérard Picot, 55, holds a Doctorate in Pharmaceutical Sciences and an MS in Drug Law from the University of Paris.

He started his career in 1982 within Merck, Sharpe & Dohme's US Regulatory Affairs Group. He then took in 1987 responsibility for Drug Development at Laboratoires Fournier, before joining Bristol-Myers Squibb's Regulatory Affairs group in 1990 where he was most recently VP, Global Regulatory Sciences for Europe, Middle-East and Africa. Since 1991, Gérard has been a member or permanent guest of EFPIA's (European Federation of Pharmaceutical Industry Associations) Scientific, Technical and Regulatory Policy Committee.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

IPSEN
Innovation for patient care

Ipsen Forward-looking statements

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. The targets contained herein were prepared without taking into account external growth assumptions, which may alter the parameters. These targets are based on data and assumptions regarded as reasonable by the Group and depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from the targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Moreover, the targets described in this document were prepared without taking into account external growth assumptions, which may alter these parameters. These targets are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

For further information:
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
E-mail : didier.veron@ipsen.com

David Schilansky, Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31 - Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

END